Exhibit (a)(5)(J)

ELECTION TO CASH OUT 2004 PLAN OPTIONS

Pursuant to the Acquisition Agreement, dated as of June 3, 2013 (the “Acquisition Agreement”), by and among salesforce.com, inc. (“salesforce.com”), Excalibur Acquisition Corp., a wholly-owned subsidiary of salesforce.com (“Purchaser”), and ExactTarget, Inc. (“Company”), you are being provided the opportunity to choose to have your unexercised stock options that were granted under ExactTarget’s 2004 Stock Option Plan (“2004 Plan Options”) that will be outstanding at the time immediately prior to the effective time (the “Effective Time”) of the merger of the Purchaser with and into the Company (the “Merger”) exercised in an automatic “cashless exercise” to be effective immediately prior to the Effective Time, contingent upon the consummation of the Merger, with the fair market value of a share of the Company’s common stock (“Company Share”) at the time of such exercise being deemed to be $33.75.1

Pursuant to the Acquisition Agreement, if you elect this “cashless exercise” option (except as described below), each of the Company Shares subject to such exercised 2004 Plan Options will be cancelled at the Effective Time and converted into a right to receive a $33.75 cash payment, without interest, less the exercise price of your 2004 Plan Options. The cash payment, which will be subject to all applicable tax withholdings, would be made shortly following the Effective Time. For example, if an election is made for stock options with an exercise price of $3.36, you would receive a payment of $30.39 ($33.75 less $3.36), minus applicable tax withholdings for each share that is exercised. Any unexercised 2004 Plan Options that you choose not to have cashed out pursuant hereto will be converted into options to purchase shares of salesforce.com’s common stock (see Exhibit A for a description of the conversion methodology and an example).

This cash out election does NOT apply to any stock options that you may hold under ExactTarget’s 2008 Equity Incentive Plan. Vested options under that Plan will be automatically cashed out, and unvested options under that Plan will be automatically converted to salesforce.com options. In addition, if you should terminate employment or no longer be providing services to the Company or its subsidiaries as of immediately prior to the Effective Time, your 2004 Plan Options will automatically be cancelled at the Effective Time and converted into a right to receive the $33.75 cash payment, without interest

[1]	This $33.75 amount will be automatically adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after June 3, 2013 and prior to the Effective Time.

thereon, minus the exercise price of your 2004 Plan Options (and subject to applicable tax withholdings) without any action required or permitted on your part, and your unvested options under the 2008 Equity Incentive Plan will automatically be cancelled at the Effective Time without any further consideration.

To elect to have your 2004 Plan Options cashed out through this “cashless exercise” procedure immediately prior to the time of the Merger, you must complete, sign and date this election form and return it to the Company, and the Company must receive it, by no later than July 8, 2013 at 11:59 PM CST.

•	You may return the form to us by mail or courier at:	2004 Plan Option Cashout c/o Traci Dolan ExactTarget, Inc.
20 N. Meridian, Suite 200 Indianapolis, IN 46204

•	You may return the form by fax at:	(317) 275-5023
Attention: Traci Dolan

•	You may scan the executed form and return it by email to:	tdolan@exacttarget.com

The method of delivery of your election form is at your own risk. If you return the form by mail or courier, we recommend that you use a method by which you can confirm delivery to us. If you return the form by fax or by email, you should leave sufficient time to confirm complete transmission. No matter which delivery method you choose, you should allow sufficient time to ensure timely delivery of your election form.

If you submit multiple Elections to Cash Out 2004 Plan Options, the last Election timely received by the Company shall control.

For your reference, a copy of the Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents) filed by Purchaser with the Securities Exchange Commission (“SEC”) on June 12, 2013, and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the SEC on June 12, 2013 are included with this Election to Cash Out 2004 Plan Options. These documents contain important information about Purchaser and salesforce.com’s offer to purchase all of the outstanding shares of the Company’s stock and should be read carefully prior to making any election with regard to your 2004 Plan Options.

2

Notice of Election

To ExactTarget, Inc.:

I hereby elect a “cashless exercise” of the 2004 Plan Options specified below, pursuant to which I will receive the cash payment described below, reduced by all applicable tax withholdings. I understand that my exercise of 2004 Plan Options constitutes my acceptance of the terms and conditions of this letter. The Company’s acceptance of such cashless exercise of the 2004 Plan Options constitutes a binding agreement between the Company and me upon the terms and subject to the conditions contained in the Acquisition Agreement.

I understand that:

•

If I elect a cashless exercise, I will receive a cash payment for each Company Share subject to the 2004 Plan Options in an amount equal to $33.75 less the per share exercise price of the 2004 Plan Options, reduced by all applicable tax withholdings; and

•	Any 2004 Plan Options that I choose not to exercise through this procedure will be converted into options to purchase shares of salesforce.com’s common stock.

I acknowledge that the Company has advised me to consult with my own financial, legal and/or tax advisors as to the consequences of a cashless exercise of my 2004 Plan Options pursuant to which I will receive the cash payment described below and that such election with respect to my 2004 Plan Options is at my own discretion.

By executing this form and electing a cashless exercise of my 2004 Plan Options:

•

I acknowledge and agree that my outstanding option agreement(s) relating to the 2004 Plan Options for which I elect a cashless exercise will terminate upon such exercise and that I am irrevocably releasing all my rights under those agreements as of the time the Company accepts those options, and the options will not be converted to options with respect to salesforce.com’s common stock;

•	I acknowledge that the cash payment will constitute ordinary compensation income for tax purposes;

•	I understand that my election is null and void if I terminate employment or services with the Company or any of its subsidiaries prior to the Effective Time;

•

I authorize the Company to deduct any applicable tax withholding from the aggregate cash payment amount that I will receive upon payment for the 2004 Plan Options for which I elect a cashless exercise;

•

I authorize the Company to collect, use, transfer and share my personal information to the extent the Company deems necessary or advisable to effect the cashless exercise of my 2004 Plan Options and make the cash payment to me; and

•	I represent that I have full power and authority to make the election below.

All authority conferred or agreed to be conferred by this election form shall not be affected by, and shall survive, my death or incapacity. Any obligation of mine hereunder shall be binding on my heirs, personal representatives, successors and assigns.

I understand that, at any time before July 8, 2013, I may change my election with respect to my 2004 Plan Options by submitting a subsequent Election to Cash Out 2004 Plan Options.

I hereby elect a cashless exercise of the following 2004 Plan Options:

☐	All of my unexercised 2004 Plan Options.

☐	The following unexercised 2004 Plan Options:

Grant Number	Grant Date	Number of Option Shares Outstanding	Number of Shares to be Cashed-Out	Exercise Price ($)

Signed:	Date:

Print Name:	Employee ID No.:

[Signature Page to Notice of Election]

EXHIBIT A

2004 Plan Options for continuing employees and service providers who do not affirmatively elect to cash out their options automatically will be assumed and converted into options to purchase shares of salesforce.com common stock, par value $0.001 per (“Replacement Options”), which Replacement Options will be subject to the same terms and conditions as in effect with respect to the 2004 Plan Options immediately prior to the Effective Time, except that:

1.	such Replacement Options will be exercisable for that number of whole shares of salesforce.com common stock equal to the product of the number of Company Shares that were issuable upon exercise of the 2004 Plan Options immediately prior to the Effective Time, multiplied by the quotient obtained by dividing (x) $33.75 by (y) the weighted average closing sale price of one share of salesforce.com common stock as reported on the New York Stock Exchange for the ten (10) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Merger closing date, rounded to the nearest 0.00001 (with amounts between 0.000005 and 0.0000099 rounded up) (“Exchange Ratio”), with the result rounded down to the nearest whole number of shares of salesforce.com common stock, and

2.	the per share exercise price for the shares of salesforce.com common stock issuable upon exercise of such Replacement Option will be equal to the quotient obtained by dividing the exercise price per Company Share at which the 2004 Plan Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent.

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•	Assume that the salesforce.com Share price is $38.00 (determined as described in 1. above).

•	The Exchange Ratio would be 0.88816 (determined as described in 1. above).

Calculation … $33.75 / $38.00 = 0.88816

•

If an employee had a 2004 Plan Option for 1,000 Company Shares with an exercise price of $15 per share, at the time of the Merger this option would be converted to an option for 888 salesforce.com shares (determined as described in 2. above) at an exercise price per share of $16.89 (determined as described in 3. above).

Calculation … 1,000 x 0.88816 = 888 Calculation … $15 / 0.88816 = $16.89

•	Immediately before the Merger, the 2004 Plan Option had a “spread” value of $18,750.

Calculation … $33.75 - $15.00 = $18.75 per share x 1,000 shares = $18,750.

•	Immediately after the Merger, the Replacement Option has a “spread” value of $18,745.68.

Calculation … $38.00 - $16.89 = $21.11 per share x 888 shares = $18,745.68.

All other terms that applied to your 2004 Plan before the Merger will apply to Replacement Options. The methodology and process for exercising these Replacement Options will be communicated to you at a later date.

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